SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               Rule 13e-3 Transaction Statement (Amendment No. 2)
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934


                       INTERNATIONAL AMERICAN HOMES, INC.
                                (Name of Issuer)
                       INTERNATIONAL AMERICAN HOMES, INC.
                      (Name of Person(s) Filing Statement)
                          Common Stock, $.01 par value
                         (Title of Class of Securities)
                                   459004 30 5
                      (CUSIP Number of Class of Securities)

Robert J. Suarez
President
International American Homes, Inc.
9950 Princess Palm Avenue
Suite 112
Tampa, FL 33619

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c. |_| A tender offer.
d. |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

                            CALCULATION OF FILING FEE

Transaction Valuation:     $810,000*           Amount of filing fee:      $162


* For purposes of calculating the filing fee only. Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Stock Split Proposal based on an amount per share equal to the product obtained by multiplying (i) 500 times the weighted average trading price per share of all the Common Stock sold during the period beginning on January 1, 1999 and ending on the twelfth business day next following the date of the Notice of Annual Meeting of Stockholders of the Company as reported or expected to be reported by the BLOOMBERG(R)Service, by (ii) a fraction, the numerator of which shall be the number of shares of Common Stock owned by such stockholder of record in such stockholder's account immediately prior to the reverse stock split and the denominator of which shall be 500. The amount of the filing fee calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

|X| Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:            $180
                  Form or Registration No.:          Schedule 13E-3
                  Filing Party:     International American Homes, Inc.
                  Date Filed:       July 2, 1999

                          SUMMARY - THE ANNUAL MEETING


         This Amendment No. 2 to the Rule 13E-3 Transaction Statement is being filed by International American Homes, Inc. (the "Company" or "IAH") with respect to the class of equity securities of the Company that is subject to a Rule 13E-3 transaction. The Company is submitting to its shareholders proposals to approve and adopt a Certificate of Amendment to the Company's Restated Certificate of Incorporation providing for (a) a one-for-500 reverse stock split of the Company's Common Stock, (b) a cash payment per share determined by the product obtained by multiplying the greater of (A) $5.40 and (B) the weighted average trading price of the Common Stock sold during the period beginning on January 1, 1999 and ending on the twelfth business day next following the date of the Notice of Annual Meeting of Stockholders of the Company as reported or expected to be reported by the BLOOMBERG(R) Service, by (ii) the number of shares of Common Stock of record owned by such stockholder in their account immediately prior to the reverse stock split, for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed reverse stock split (items
(a) and (b) will be considered one proposal and referred to herein as the "Reverse Stock Split Proposal"), and (c) the reduction of the total number of shares of capital stock which the Company shall have authority to issue to eleven thousand (11,000), of which ten thousand (10,000) shall be shares of Common Stock with a par value of $.01 per share and one thousand (1,000) shall be shares of Preferred Stock with a par value of $.01 per share. The Reverse Stock Split Proposal is upon the terms and subject to the conditions set forth in the Company's Preliminary Proxy Statement for the Company's Annual Meeting scheduled to be held on October __, 1999, a copy of which is filed as an exhibit hereto and is incorporated herein by reference in its entirety. The other purposes of the Annual Meeting are to elect two Class I directors and transact such other business as may properly come before the Annual Meeting.


         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Amendment No. 2 to the Preliminary Proxy Statement filed by the Company with the Securities and Exchange Commission on September 17, 1999 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Statement. The Information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS-REFERENCE SHEET


Item No.                            Location in Proxy Statement

1.      Issuer and Class of         NOTICE OF 1999 ANNUAL MEETING OF
        Security Subject to         STOCKHOLDERS; GENERAL INFORMATION; SPECIAL
        the Transaction             FACTORS--Background of the Proposed Reverse
                                    Stock Split Proposal; PROPOSAL 2-- Summary;
                                    Purpose Of The Reverse Stock Split; PRICE
                                    RANGE OF COMMON STOCK; DIVIDENDS; TRADING
                                    VOLUME; ADDITIONAL INFORMATION; Stockholder
                                    Proposal for the 2000 Annual Meeting

2.      Identity and                NOTICE OF 1999 ANNUAL MEETING OF
        Background                  STOCKHOLDERS;GENERAL INFORMATION; PROPOSAL 1

3.      Past Contacts,              SPECIAL FACTORS--Conduct of Company's
        Transactions or             Business after the Reverse Stock Split;
        Negotiations                Certain Relationships and Related
                                    Transactions

4.      Terms of the                NOTICE OF 1999 ANNUAL MEETING OF
        Transaction                 STOCKHOLDERS; SPECIAL FACTORS--Background of
                                    the Proposed Reverse Stock Split Proposal;
                                    The Effects of Reverse Stock Split and
                                    Reduction in Authorized Stock; Potential
                                    Detriments of the Reverse Stock Split
                                    Proposal to Stockholders; Accretion in
                                    Ownership and Control of Certain
                                    Stockholders; Financial Effect of the
                                    Reverse Stock Split; Recommendation of the
                                    Board of Directors; Fairness of the Reverse
                                    Stock Split Proposal; Conduct of the
                                    Company's Business after the Reverse Stock
                                    Split; PROPOSAL 2-- Summary; Structure of the Reverse Stock Split; Purpose of the
                                    Reverse Stock Split; Effect of the Reverse
                                    Stock Split Proposal on IAH Stockholders;
                                    Effect of the Reverse Stock Split Proposal on IAH; Stock Certificates; Appraisal
                                    Rights; Reservation of Rights; ADDITIONAL
                                    INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split

5.      Plans or Proposals          SPECIAL FACTORS--Conduct of the Company's
        of the Issuer or            Business after the Reverse Stock Split;
        Affiliate                   Background of the Proposed Reverse Stock
                                    Split Proposal; PROPOSAL 2--Summary; Purpose of the Reverse Stock Split; Effect of the Reverse Stock Split Proposal on IAH

6.      Source and                  SPECIAL FACTORS--Financial Effect of the
        Amounts of Funds            Reverse Stock Split; ADDITIONAL
        or Other Consideration      INFORMATION--Cost of Proxy Solicitation and
                                    the Reverse Stock Split

7.      Purpose(s),                 SPECIAL FACTORS--Background of the Proposed
        Alternatives,               Reverse Stock Split Proposal; The Effects of
        Reasons and                 the Reverse Stock Split and Reduction in
        Effects                     Authorized Stock; Recommendation of the
                                    Board of Directors; Fairness of the Reverse
                                    Stock Split Proposal; Potential Detriments of the Reverse Stock Split Proposal to
                                    Stockholders; Accretion in Ownership and
                                    Control of Certain Stockholders; Financial
                                    Effect of the Reverse Stock Split; Conduct of the Company's Business After the Reverse
                                    Stock Split; Stock Ownership--Security
                                    Ownership of Certain Beneficial Owners and
                                    Management; PROPOSAL 2--Summary; Purpose of the Reverse Stock Split; Effect of the
                                    Reverse Stock Split Proposal on IAH
                                    Stockholders; Effect of the Reverse Stock
                                    Split Proposal on IAH; Stock Certificates;
                                    Certain Federal Income Tax Consequences.


8.      Fairness of the             SPECIAL FACTORS--Recommendation of the Board
        Transaction                 of Directors; Fairness of the Reverse Stock
                                    Split Proposal.

9.      Reports, Opinions,          SPECIAL FACTORS--Background of Proposed
        Appraisals and              Reverse Stock Split Proposal; Recommendation
        Certain                     of the Board of Directors; Fairness of the
        Negotiations                Reverse Stock Split

10.     Interest in                 Stock Ownership--Security Ownership of
        Securities                  Certain Beneficial Owners and Management;
        of the Issuer               PROPOSAL 1; EXECUTIVE COMPENSATION--Stock
                                    Options; CERTAIN RELATIONSHIPS and RELATED
                                    TRANSACTIONS

11.     Contracts,                  Stock Ownership--Security Ownership of
        Arrangements or             Certain Beneficial Owners and Management;
        Understandings              PROPOSAL 1; EXECUTIVE COMPENSATION--Stock
        with Respect to the         Options; CERTAIN RELATIONSHIPS and RELATED
        Issuer's Securities         TRANSACTIONS

12.     Present Intention           SPECIAL FACTORS--Recommendation of the Board
        and                         of Directors; Fairness of the Reverse Stock
        Recommendation              Split Proposal; Potential Detriments of the
        of Certain Persons          Reverse Stock Split Proposal to
        with Regard to the          Shareholders; Accretion in Ownership and
        Transaction                 Control of Shareholders

13.     Other Provisions          PROPOSAL 2--Appraisal Rights
        of the Transaction

14.     Financial                 SPECIAL FACTORS--Financial Effect of the
        Information               Reverse Stock Split; ADDITIONAL INFORMATION--
                                  Financial Information

15.     Persons and               GENERAL INFORMATION; ADDITIONAL INFORMATION--
        Assets Employed,          Cost of Proxy Solicitation and the Reverse
        Retained or               Stock Split
        Utilized

16.     Additional                Proxy Statement
        Information

17.     Material to Be            Proxy Statement; Form 10-K for the Fiscal Year
        Filed as Exhibits         Ended March 31, 1999


Item 1.       Issuer and Class of Security Subject to the Transaction.

              (a) International American Homes, Inc., a Delaware corporation, the issuer of the Common Stock, is filing this Statement. The information set forth under the captions "Notice of 1999 Annual Meeting of Stockholders"; "GENERAL INFORMATION"; "PROPOSAL 2--Purpose Of Reverse Stock Split" and "ADDITIONAL INFORMA-TION--Stockholder Proposals For The 2000 Annual Meeting" of the Proxy Statement is incorporated herein by Reference pursuant to General Instruction F to Schedule 13E-3.

              (b) The exact title of the class of equity securities to which this statement relates is Common Stock, $.01 par value. There are 10,000,000 shares authorized and 870,880 issued and outstanding. The number of holders of record at July 28, 1999 were approximately 2,319. The information set forth under the captions "NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS"; "GENERAL INFORMATION"; and "PROPOSAL 2--Purpose of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F of Schedule 13E-3.

              (c) The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (d) The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (e) Not applicable

              (f) The information set forth under the caption "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3."

Item 2.       Identity and Background.

              (a)-(d), (g) International American Homes, Inc., a Delaware corporation, the issuer of the Common Stock, is filing this Statement. Its principal executive office is located at 9950 Princess Palm Avenue, Suite 112, Tampa, Florida 33619. Each Executive Officer and Director of the Company is a United States citizen. The information set forth under the captions "NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS"; "GENERAL INFORMATION"; and "PROPOSAL 1" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (e), (f) To the best of the Company's knowledge, during the past five years no person with respect to whom this Item requires information to be furnished has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any proceeding of a judicial or administrative body of competent jurisdiction, nor subject to a judgment, decree or final order of the type required to be disclosed by this Item.

Item 3.       Past Contacts, Transactions or Negotiations.

              (a) Not applicable

              (b) The information set forth under the captions "SPECIAL FACTORS--Conduct of the Company's Business After the Reverse Stock Split"; and "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 4.       Terms of the Transaction.

              The information set forth under the captions "NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS"; "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; "--The Effects of the Reverse Stock Split and Reduction in Authorized Stock"; "Potential Detriments of the Reverse Stock Split Proposal to Stockholders; Accretion in Ownership and Control of Certain Shareholders"; "Financial Effects of the Reverse Stock Split; "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal"; "--Conduct of the Company's Business after the Reverse Stock Split"; "PROPOSAL 2--Summary"; "--Structure of the Reverse Stock Split"; "--Purpose of the Reverse Stock Split"; "--Effect of the Reverse Stock Split Proposal on IAH Stockholders"; "--Effect of the Reverse Stock Split Proposal on IAH"; "--Stock Certificates"; "--Appraisal Rights"; "--Reservation of Rights"; and "Additional Information --Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 5.       Plans or Proposals of the Issuer or Affiliate.

              (a)-(e) The information set forth under the caption "SPECIAL FACTORS--Conduct of the Company's Business after the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (f), (g) The information set forth under the caption "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; "PROPOSAL 2--Summary"; "--Purpose of the Reverse Stock Split" and "--Effect of the Reverse Stock Split Proposal on IAH" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 6.       Source and Amounts of Funds or Other Consideration.

              (a)-(d) The information set forth under the captions "SPECIAL FACTORS-- Financial Effect of the Reverse Stock Split" and ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7.       Purpose(s), Alternatives, Reasons and Effects.

              (a) The information set forth under the captions "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; "PROPOSAL 2--Summary" and "--Purpose of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (b) The information set forth under the captions "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split"; and "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (c) The information set forth under the captions "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; and "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (d) The information set forth under the captions "SPECIAL FACTORS--The Effects of the Reverse Stock Split and Reduction in Authorized Stock"; "--Potential Detriments of the Reverse Stock Split Proposal to Stockholders; Accretion by Ownership and Control of Certain Stockholders"; "--Financial Effect of the Reverse Stock Split"; "--Conduct of the Company's Business After the Reverse Stock Split"; "STOCK OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management"; "PROPOSAL 2--Summary"; "--Purpose of the Reverse Stock Split"; "--Effect of the Reverse Stock Split Proposal on IAH Stockholders"; "--Effect of the Reverse Stock Split Proposal on IAH"; "--Stock Certificates"; and "Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8.       Fairness of the Transaction.

              (a)-(e) The information set forth under the caption "SPECIAL FACTORS-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (f) Not Applicable

Item 9.       Reports, Opinions, Appraisals and Certain Negotiations.

              (a)-(c) The information set forth under the captions "SPECIAL FACTORS-- Background of the Proposed Reverse Stock Split"; and "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal"; of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 10.      Interest in Securities of the Issuer.

              (a) The information set forth under the caption "STOCK OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (b) The information set forth under the captions "STOCK OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management"; "PROPOSAL 1"; "EXECUTIVE COMPENSATION--Stock Options"; and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

              (a) The information set forth under the captions "STOCK OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management"; "PROPOSAL 1"; "EXECUTIVE COMPENSATION--Stock Options"; and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

              (a) The information set forth under the captions "SPECIAL FACTORS-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split"; and "--Potential Detriments of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Stockholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (b) The information set forth under the caption "SPECIAL FACTORS-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split"; of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13.      Other Provisions of the Transactions.

              (a) The information set forth under the caption "PROPOSAL 2--Appraisal Rights" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (b) Not Applicable

              (c) Not Applicable

Item 14.      Financial Information.


              (a) The information set forth under the captions "SPECIAL FACTORS--Financial Effect of the Reverse Stock Split"; and "ADDITIONAL INFORMATION--Financial Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3; Also provided in Form 10-K/A2 for the Fiscal Year Ended March 31, 1999, as filed with the Securities and Exchange Commission on September 17, 1999 and attached hereto as Exhibit B and provided in Form 10-Q/A for the Quarter ended June 30, 1999, as filed with the Securities and Exchange Commission on September 17, 1999 and attached hereto as Exhibit C.


              (b) The information set forth under the captions "SPECIAL FACTORS--Financial Effect of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3; Also provided in Form 10-K/A2 for the Fiscal Year Ended March 31, 1999, as filed with the Securities and Exchange Commission on September 17, 1999 and attached hereto as Exhibit B and provided in Form 10-Q/A for the Quarter ended June 30, 1999, as filed with the Securities and Exchange Commission on September 17, 1999 and attached hereto as Exhibit C.


Item 15.      Persons and Assets Employed, Retained or Utilized.

              (a) The information set forth under the caption "ADDITIONAL INFORMATION-- Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

              (b) The information set forth under the captions "GENERAL INFORMATION" and "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 16.      Additional information.

              All of the information set forth in the Preliminary Proxy Statement is incorporated herein by reference.

Item 17.      Material to Be Filed as Exhibits.

              (a)(1) Amended and Restated Master Loan Agreement, dated as of November 17, 1995, between NationsBank of Florida, N.A. and Suarez Housing Corporation (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 1999 filed with the Commission on August 18, 1999).

              (a)(2) Amendment, dated December 1996, between Suarez Housing Corporation and NationsBank, N.A. (South), successor by merger to NationsBank of Florida, N.A., to the Amended and Restated Master Loan Agreement, dated November 17, 1995, between Suarez Housing Corporation and NationsBank of Florida, N.A. (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 1999 filed with the Commission on August 18, 1999).

              (a)(3) Amendment, dated December 18, 1997, between Suarez Housing Corporation and NationsBank, N.A., successor by merger to NationsBank, N.A. (South) to the Amended and Restated Master Loan Agreement, dated November 17, 1995, between Suarez Housing Corporation and NationsBank of Florida, N.A. (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 1999 filed with the Commission on August 18, 1999).

              (a)(4) Amended and Restated Master Loan Agreement, dated as of July 2, 1998, between Barnett Bank, N.A. and Suarez Housing Corporation (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 1999 filed with the Commission on August 18, 1999).

              (a)(5) Amendment, dated February 23, 1999, between Suarez Housing Corporation and NationsBank, N.A., successor by merger to Barnett Bank, N.A. to (i) Amended and Restated Master Loan Agreement, dated November 17, 1995, between Suarez Housing Corporation and NationsBank of Florida, N.A. and (ii) Amended and Restated Master Loan Agreement, dated July 2, 1998, between Suarez Housing Corporation and Barnett Bank, N.A. (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 1999 filed with the Commission on August 18, 1999).

              (a)(6) Amendment, dated July 2, 1999, by and between Suarez Housing Corporation and Bank of America, N.A., successor by merger to NationsBank, N.A. to (i) Amended and Restated Master Loan Agreement, dated November 17, 1995, between Suarez Housing Corporation and NationsBank of Florida, N.A. and (ii) Amended and Restated Master Loan Agreement, dated July 2, 1998, between Suarez Housing Corporation and Barnett Bank, N.A. (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 1999 filed with the Commission on August 18, 1999).

              (b)          Not Applicable

              (c)          Not Applicable

              (d)(1) Amendment No. 2 to the Preliminary Proxy Statement, as filed with the Securities and Exchange Commission on September 17, 1999 (Exhibit A)


              (d)(2) Form 10-K/A2 for the Fiscal Year Ended March 31, 1999, as filed with the Securities and Exchange Commission on September 17, 1999 (Exhibit B)


              (d)(3) Form 10-Q/A for the Quarter Ended June 30, 1999, as filed with the Securities and Exchange Commission on September 17, 1999 (Exhibit C).

              (e)          Not Applicable

              (f)          Not Applicable

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 17, 1999
                                                  ------------------
                                                         (Date)


                                                  /s/ Robert J. Suarez
                                                  --------------------
                                                       (Signature)

                                                  Robert J. Suarez, President
                                                  ---------------------------
                                                       (Name and Title)